UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response .... 2.50

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: June 30, 2010

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sino Green Land Corporation
Full Name of Registrant

N/A
Former Name if Applicable

Suite 2711A, 27F, Exchange Tower, 33 Wang Chiu Road, Kowloon Bay
Address of Principal Executive Office (Street and Number)

Kowloon, Hong Kong People's Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the fiscal quarter ended June 30, 2010 has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the Registrant. The registrant represents that the Form 10-Q will be filed within the period described under Rule 12b-12(b)(2)(ii).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yong Qing Ma	852	3104-0598
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [           ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x ] Yes [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Annex A (pursuant to Part IV, Question 3)

The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q. The Company’s Quarterly Report on Form 10- Q will be filed on or before the 15th calendar day following the prescribed due date.

Sales. Sales increased approximately $8 million, or 36.7%, to approximately $29.8 million in the three months ended June 30, 2010 from approximately $21.8 million in the three months ended June 30, 2009.

Cost of Sales. Our cost of sales is primarily comprised of the cost of purchasing produce from the farming cooperatives plus amortization of land use rights. Our cost of goods sold increased approximately $7.4 million, or 37.6%, to approximately $26.9 million in the three months ended June 30, 2010 from approximately $19.6 million in the three months ended June 30, 2009, reflecting increased purchases of produce and higher levels of amortization reflecting additional land leases, in the second quarter of 2010.

Gross Profit and Gross Margin. Our gross margin decreased from 10.16 % in the three months ended June 30, 2009 to 9.55% in the three months ended June 30, 2010 due to increased amortization of land use rights.

Selling Expenses. Our selling expenses are comprised of marketing expense, the salaries of our marketing staff, bonus, rent, trading expense, and depreciation. These expenses decreased to approximately $0.29 million, or 43.7%, from approximately $0.37 million in the three months ended June 30, 2010 from approximately $0.66 million in the three months ended June 30, 2009. As a percentage of sales, selling expenses decreased to 1.26% in the three months ended June 30, 2010 from 3.05% in the three months ended June 30, 2009 because in 2010 we paid sales bonuses for the second quarter only while in 2009 we paid sales bonuses for the first half of the year.

General and Administrative Expenses. Our general and administrative expenses are comprised of trip expense, office expense, research and development expense, market research expense, exhibition expense, audit expense, advisory expense. These expenses increased by approximately $0.11 million, or 43.3%, to approximately $0.35 million in the three months ended June 30, 2010 from approximately $0.25 million in the three months ended June 30, 2009. As a percentage of sales, administrative expenses increased to 1.19% in the three months ended June 30, 2010 as compared to 1.13% in the three months ended June 30, 2009 due to increased advisor fees and technical training fees.

Salary & Wages. Our salary and wages expenses increased by approximately $0.09 million, or 69.5%, to approximately $0.21 million in the three months ended June 30, 2010 from approximately $0.12 million in the three months ended June 30, 2009. As a percentage of sales, salary and wages expenses increased to 0.71% in the three months ended June 30, 2010 as compared to 0.57% in the three months ended June 30, 2009 due to increased salary.

Stock Compensation. Our stock compensation expenses increased to approximately $0.59 million in the three months ended June 30, 2010 from $10 in the three months ended June 30, 2009 due to our granting $0.59 million of common stock to employees.

Tax. Since our operating subsidiaries benefitted from a tax exemption for agriculture products for 2009 and 2010, we did not incur any income tax in 2009 or 2010.

Net Income. As a result of the factors described above, our net income decreased approximately $0.27 million, or 17 % to approximately $1.32 million in the three months ended June 30, 2010 from $1.58 million in the same period last year after giving effect to the deemed preferred stock dividend.

Sino Green Land Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2010	By:	/s/ Yong Qing Ma
Yong Qing Ma
	Title:	Chief Financial Officer